UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

PALO ALTO NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35594	20-2530195
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3000 Tannery Way Santa Clara, California		95054
(Address of principal executive office)		(Zip Code)

Dipak Golechha

Chief Financial Officer

(408) 753-4000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of Palo Alto Networks, Inc.’s Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 is attached hereto as Exhibit 1.01 and is publicly available at

https://investors.paloaltonetworks.com/investor-relations/governance/governance-documents/default.aspx.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 as required by items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2021

PALO ALTO NETWORKS, INC.

By:	/s/ Dipak Golechha
Dipak Golechha
Chief Financial Officer
(Principal Financial Officer)